EXHIBIT 4.17

Summary of the Association and Other Covenants Agreement, dated September 30, 2013

On September 30, 2013, Ultrapar Participações S.A. (“Ultrapar”), Imifarma Produtos Farmacêuticos e Cosméticos S.A. (“Extrafarma”) and Paulo Correa Lazera, Katia Correa Lazera, Pedro José Correa Lazera, Roberto Correa Lazera, Tania Lazera Lima Paes, Tereza Lazera Kemp and Sandra Correa Lazera (collectively, the “Extrafarma Shareholders”) entered into an Association and Other Covenants Agreement (the “Association Agreement”) to effect the merger of shares (incorporação de ações) (the “Transaction”) of Extrafarma with Ultrapar.

The Association Agreement sets forth representations and warranties of Ultrapar, Extrafarma and Extrafarma Shareholders and provides that the closing of the Transaction will be subject to certain closing conditions, including the appointment of Paulo Correa Lazera as an officer of Ultrapar and the approval of the Transaction by (i) the Brazilian antitrust authorities and (ii) the shareholders of Ultrapar and the Extrafarma Shareholders at their respective shareholders’ meetings (the date of such meetings, the “Closing Date”).

Pursuant to the Association Agreement, each of the Extrafarma Shareholders shall receive in exchange for the 320,000 Extrafarma shares held by each of them:

1.	1,717,300 common shares of Ultrapar (the “Shares”) to be delivered on the Closing Date;

2.	One subscription warrant (the “Working Capital Warrant”) to be issued at the Closing entitling the holder thereof of up to 114,487 common shares of Ultrapar, subject to potential adjustment based on Extrafarma’s working capital and net debt at the time of Closing compared to Extrafarma’s reference working capital and reference net debt as set forth in the Agreement; and

3.	One indemnification warrant (the “Indemnification Warrant”) to be issued at the Closing entitling the holder thereof of up to 457,946 common shares, subject to potential adjustment based on losses suffered by Ultrapar arising out of actions, inactions and omissions of Extrafarma or Extrafarma Shareholders prior to the Closing Date or breach of representations and warranties of Extrafarma or the Extrafarma Shareholders. Subject to certain exceptions, the indemnity obligations of each Extrafarma Shareholder will be limited to the value of such 457,946 common shares.

The Working Capital Warrants shall be exercisable five business days following the Determination Date, which is defined as the 10th business day following the preparation of Extrafarma’s balance sheet as of the Closing Date (“Closing Balance Sheet”). The Closing Balance Sheet shall be prepared within 90 days as from the Closing Date.

The Indemnification Warrants shall be exercisable five business days following the sixth anniversary of the Closing Date (“Confirmation Date”), subject to certain exceptions such as contingent liabilities originated from facts or omissions of Extrafarma or the Extrafarma Shareholders prior to the Closing Date.

Based on the foregoing, and considering all seven Extrafarma Shareholders, in the aggregate, Ultrapar will issue to the Extrafarma Shareholders (i) 12,021,100 Shares and (ii) up to 4,007,031 additional shares of Ultrapar common stock (the “Warrant Shares”), assuming full exercise of both the Working Capital Warrant and the Indemnification Warrant.

Each of Extrafarma shares will be converted into the right to receive up to 7.155418 shares of Ultrapar. The value of the Warrant Shares for the adjustments to be made in connection with the Working Capital Warrants and the Indemnification Warrants will be based on the average trading price of Ultrapar’s common shares on the BM&FBOVESPA for the five days immediately prior to the Determination Date and the Confirmation Date, respectively.

The Shares and the Warrant Shares to be issued pursuant to the Association Agreement are subject to trading restrictions. For each Extrafarma Shareholder, 767,060 Shares shall be free and clear of any trading restrictions upon the Closing and, thereafter, 190,048 Shares held by each Extrafarma Shareholder shall become freely tradable on each anniversary of the Closing Date through the sixth anniversary. In addition, the Warrant Shares to be issued upon exercise of the Working Capital Warrant shall also be subject to transfer restrictions through the sixth anniversary of the Closing Date.

Any dispute or controversy arising out of or relating in any way to the Agreement, or in connection therewith, shall be determined by final and binding arbitration in accordance with the Rules of the Brasil-Canadá Chamber.